--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                               STONE RIVET, INC.
                      ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                   (BIDDERS)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                ________________

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
                            ------------------------

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            Transaction Value*                                            Amount of Filing Fee**
               $283,542,442                                                      $56,709

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 * The transaction valuation assumes the purchase of 16,437,243 shares of Class A Common Stock of Envirotest Systems Corp. at $17.25 per share in cash, which is based on the number of shares of Class A Common Stock represented by the Company to be outstanding (8,842,248) as of August 12, 1998, the number of shares of common stock of the Company issuable under outstanding stock options (4,319,135), and upon conversion of Envirotest Systems Corp.'s outstanding shares of Class B Common Stock (1,249,749) and Class C Common Stock (2,026,111) as of August 12, 1998.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

 [ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable                       Filing Party:  Not applicable
Form or Registration No.:  Not applicable                       Date Filed:    Not applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    -------------------                                    -----------
    CUSIP NO. 29409W105            14D-1                   PAGE 2 OF 7
    -------------------                                    -----------

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Stone Rivet, Inc. (E.I.N. 06-1523253)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                 (b)  [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           BK, AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)
                                                                        [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,029,657*
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
                                                                        [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           49.8%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

           * On August 12, 1998, Environmental Systems Products, Inc.
             ("Parent") and Stone Rivet, Inc., a wholly owned subsidiary of Parent (the "Purchaser"), entered into Stockholder
             Agreements with certain stockholders (the "Stockholders") of Envirotest Systems Corp. (the "Company"), pursuant to which the Stockholders have agreed to tender to the Purchaser an aggregate of 6,029,657 shares of Class A
             Common Stock of the Company (the "Shares"), or approximately 49.8% of the Shares outstanding as of August
             12, 1998. Certain Stockholders who own Class B Common
             Stock and Class C Common Stock, which are convertible into Shares on a one-for-one basis at any time at the holders' option, have agreed to convert a portion of such shares of Class B Common Stock and Class C Common Stock into Shares and tender such Shares in the Offer (as defined herein).
             The amounts set forth above include the Shares issuable upon conversion of the shares of Class B Common Stock and Class C Common Stock subject to the Stockholder
             Agreements. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreements. Pursuant to the Stockholder Agreements, each Stockholder has also delivered an irrevocable proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements in favor of the Merger (as defined below) and against any transaction with a third party other than the transactions contemplated by the Offer and the Merger. The Stockholder Agreements are more fully described in Section 11 of the Offer to Purchase (as defined below).

    -------------------                                    -----------
    CUSIP NO. 29409W105            14D-1                   PAGE 3 OF 7
    -------------------                                    -----------

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Environmental Systems Products, Inc. (E.I.N. 06-1285832)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                 (b)  [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           BK, AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)
                                                                      [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,029,657*
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
                                                                      [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           49.8%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

           * The footnote on page 2 is incorporated herein by reference.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by Environmental Systems Products Inc., a Delaware corporation ("Parent"), and Stone Rivet, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") relating to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), at $17.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments and supplements thereto, copies of which are attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively (which collectively constitutes the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Envirotest Systems Corp., a Delaware corporation. The principal executive offices of the Company are located at 246 Sobrante Way, Sunnyvale, California 94086-4807 (telephone (408) 774-6300).

     (b) The information set forth in the Introduction and Section 1 of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The name, principal business and address of the principal office of the Purchaser and Parent is set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase which is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment of each director and executive officer of Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, material occupations, positions, offices or employments during the last five years and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, is set forth in Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) To the best of Purchaser's and Parent's knowledge, there have been no transactions with the Company required to be set forth in this Item.

     (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares, AMEX Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company"), Section 14 ("Certain Legal Matters") and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 10, 11, 14 and 15 of the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The Purchaser was created to effect the Offer and the Merger and has no business, assets or financial statements. The consolidated financial information of the Parent set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is herein incorporated by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in the Introduction and Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal annexed hereto as Exhibit 99(a)(2), to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(1)                 Offer to Purchase, dated August 19, 1998.
99(a)(2)                 Letter of Transmittal.
99(a)(3)                 IRS Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.
99(a)(4)                 Summary Advertisement, dated August 19, 1998.
99(a)(5)                 Notice of Guaranteed Delivery.
99(a)(6)                 Letter from Purchasers to Brokers, Dealers, Commercial
                         Banks, Trust Companies and Nominees.
99(a)(7)                 Letter to Clients for Use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.
99(a)(8)                 Text of Joint Press Release, dated August 13, 1998.
99(b)(1)                 Commitment Letter, dated August 12, 1998, executed by Credit
                         Suisse First Boston.
99(b)(2)                 Commitment Letter, dated August 12, 1998, from Newmall to
                         the Purchaser regarding capital contribution.
99(c)(1)                 Agreement and Plan of Merger, dated August 12, 1998, among
                         Parent, the Purchaser and the Company.
99(c)(2)                 Stockholders' Agreement, dated August 12, 1998, among Parent and the Purchaser and certain stockholders of the Company
                         named therein.
99(c)(3)                 Stockholder Agreement, dated August 12, 1998, among Parent and the Purchaser and Chemical Equity Associates
99(c)(4)                 Confidentiality Agreement, dated as of May 8, 1998, between
                         Parent and the Company.
99(c)(5)                 Non-Compete Agreement, dated as of August 12, 1998, between
                         Parent and Chester C. Davenport.
99(d)                    Not applicable.
99(e)                    Not applicable.
99(f)                    The Offer to Purchase and the Letter of Transmittal are
                         incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: August 19, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: August 19, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer